Mail Stop 4561

February 26, 2009

Mr. Subramanian Sundaresh
Chief Executive Officer
Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, CA 95035

>   **Re: Adaptec, Inc.**
>   **Form 10-K/A for Fiscal Year Ended March 31, 2008**
>   **Filed June 13, 2008**
>   **File No. 0-15071**

Dear Mr. Sundaresh:

        We have reviewed your response letter dated February 12, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 30, 2009.

Form 10-K/A for the Fiscal Year Ended March 31, 2008

Exhibit 23 Consent of Independent Registered Accounting Firm

1.   We note your response to prior comment 9. Please amend your Form 10-K to include a consent that reflects the actual date of the auditor's report. Your response indicates that the correct date appears on the manual consent; however, the manually signed consent serves only to authenticate the filed consent. Refer to Rule 12b-11(d) under the Securities Exchange Act of 1934.

Item 15. Exhibits and Financial Statement Schedules

2.   We refer to your response to prior comment 7, and note that you have applied for confidential treatment for portions of the agreements filed as exhibits 10.21, 10.23 and 10.24 to your most recently filed 10-K. Any comments pertaining to your request for confidential treatment will be sent under a separate letter.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3428 or, in his absence, David L. Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief